Exhibit 12.1

BreitBurn Energy Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Year Ended December 31,					Three Months Ended March 31, 2014
	2009	2010	2011	2012	2013

Earnings Available for Fixed Charges
Pre-tax income (loss) before income from equity investees	$(108,940)	$33,847	$111,050	$(41,409)	$(43,287)	$(9,854)
Add:
Fixed charges	32,966	36,855	43,538	67,990	88,766	31,212
Amortization of capitalized interest	—	39	24	27	52	16
Distributed income of equity investments	1,424	1,181	841	1,179	466	—
Less:
Capitalized interest	—	270	77	54	128	61
Preferred unit distributions	—	—	—	—	—	—

Total earnings available for fixed charges	$(74,550)	$71,651	$155,376	$27,732	$45,869	$21,312

Fixed Charges
Interest and other financing costs (a)	$31,942	$35,909	$42,499	$66,729	$87,195	$30,719
Estimated interest within rental expense	1,024	946	1,039	1,261	1,571	493

Total fixed charges	$32,966	$36,855	$43,538	$67,990	$88,766	$31,212

Preferred Unit Distributions	—	—	—	—	—	—

Combined Fixed Charges and Preferred Unit Distributions	$32,966	$36,855	$43,538	$67,990	$88,766	$31,212

Ratio of Earnings to Fixed Charges	—	1.9x	3.6x	—	—	—
Insufficient Coverage	$(107,516)	—	—	$(40,257)	$(42,897)	$(9,899)

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions	—	1.9x	3.6x	—	—	—
Insufficient Coverage	$(107,516)	—	—	$(40,257)	$(42,897)	$(9,899)

(a)	Reflects interest costs before capitalization of interest and includes settlements paid on interest rate swaps.